Exhibit 99.1

IAMGOLD CORPORATION

2005 Second Quarter Report

GROWTH AND STABILITY

IAMGOLD SECOND QUARTER FINANCIAL RESULTS

Highlights:
■	Net earnings for the second quarter of 2005 were $2.4 million compared to $0.6 million for the second quarter of 2004.
■	Attributable gold production for the quarter was 114,000 ounces at a cash cost, as defined by the Gold Institute, of US$275/oz.
■	Operating cash flow for the quarter was US$5.7 million.
■	Exploration drilling at the Company’s Quimsacocha project in Ecuador continues to extend the gold mineralization to the south.
■	A decision was made during the quarter to deepen the main pit at the Damang mine to provide access to some 710,000 additional ounces of gold which will extend the mine life through 2010.

Consolidated Financial Results Summary (US$000’s):

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Net earnings	$2,375	$622	$10,118	$7,804
Operating cash flow	$5,680	$(6,263)	$14,213	$(490)
Net earnings per share - basic and diluted	$0.02	$0.00	$0.07	$0.05
Operating cash flow (deficiency) per share - basic and diluted	$0.04	$(0.04)	$0.10	$0.00
Gold produced (oz) IMG share	114,334	108,185	220,737	213,842
GI cash cost (US$/oz)*	$275	$243	$274	$241
Average realized gold price (US$/oz)	$428	$401	$428	$409

*	GI cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Management’s Discussion and Analysis
(The following report dated August 10, 2005, should be read in conjunction with the Consolidated Financial Statements for June 30, 2005 and related notes thereto which appear elsewhere in this report. All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)

Overview

Net earnings for the second quarter of 2005 were $2.4 million or $0.02 per share compared to $0.6 million or $0.00 per share for the second quarter of 2004. Net earnings for the first half of 2005 were $10.1 million or $0.07 per share compared to $7.8 million or $0.05 per share for the first half of 2004. The increase in earnings is attributable to higher earnings at Tarkwa, which commenced operations on its new mill in November 2004, and corporate transaction costs incurred in 2004 that were not incurred in 2005. 2004 year-to-date earnings also included a $1.1 million gain on the sale of a loan receivable.

Operating cash flow for the second quarter of 2005 was $5.7 million or $0.04 per share compared to negative $6.3 million or negative $0.04 per share for the second quarter of 2004. Operating cash flow for the first half of 2005 was $14.2 million or $0.10 per share compared to negative $0.5 million or $0.00 per share for the first half of 2004. Operating cash flow in 2005 includes a dividend received from Tarkwa of $4.7 million in the second quarter.

Summarized Financial Results
(in $000’s except where noted)
	2005		2004				2003
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr
Net earnings	$2,375	$7,743	$2,897	$908	$622	$7,182	6,977	6,174
Net earnings per share - basic and diluted	0.02	0.05	0.02	0.01	0.00	0.05	0.04	0.04
Operating cash flow (deficiency)	5,680	8,533	(4,713)	18,886	(6,263)	5,773	4,011	6,485
Operating cash flow (deficiency) per share
- basic and diluted	0.04	0.06	(0.03)	0.13	(0.04)	0.04	0.03	0.04
Cash and bullion balance (at cost)	88,572	84,361	85,436	93,017	94,900	113,190	113,958	106,463
Gold produced (000 oz - IMG share)	114	106	119	99	108	106	108	103
Weighted average GI cash cost
($/oz - IMG share)*	275	273	253	255	243	239	246	221
Gold spot price ($/oz)**	427	427	434	401	393	408	391	363

*	Weighted average Gold Institute cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information to the Management’s Discussion and Analysis for reconciliations to GAAP.
**	Average gold price as per the London pm fix

IAMGOLD Attributable Production and Costs
	2005		2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Production (000 oz)
Sadiola - 38%	43	38	47	38	44	45
Yatela - 40%	23	23	28	24	25	20
Tarkwa - 18.9%	37	35	32	24	23	26
Damang - 18.9%	11	10	12	13	16	15
Total production	114	106	119	99	108	106
Total cash cost ($/oz - IMG share)*	292	283	266	264	268	262
GI cash cost ($/oz - IMG share)*	275	273	253	255	243	239

*	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

IAMGOLD’s attributable share of gold production in 2005 from the above four operating mines remains forecast at 450,000 ounces for the full year, however, estimated total cash cost per ounce, as defined by the Gold Institute, is increased from $275 to $280 for the year.

Results of Operations

Mining Interests
	Three Months Ended		Six Months Ended
($ 000’s)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Gold sales	$27,265	$29,328	$54,495	$55,433
Mining costs	19,015	18,430	37,551	33,988
Depreciation and depletion	4,894	5,224	9,621	10,209
Earnings from mining interests	$3,356	$5,674	$7,323	$11,236

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The Company’s share of Sadiola and Yatela revenue in 2005 was 7% lower than the second quarter of 2004 and 2% lower on a year-to-date basis due to lower ounces sold in 2005. The average gold revenue at Sadiola and Yatela was $428 per ounce in both the second quarter of 2005 and year-to-date 2005 compared to $405 per ounce and $409 per ounce for the same periods in 2004. Average gold spot price for the respective periods in 2005 were $427 per ounce in 2005 and $393 per ounce and $401 per ounce in 2004. 2004 revenue included amortization for deferred hedge revenue and a mark-to-market adjustment on Sadiola call options of $0.7 million and $1.2 million for the respective periods in 2004. As of December 31, 2004, all deferred hedge revenue has been fully amortized and all call options have expired.

The Company’s share of Sadiola and Yatela operating expenses in 2005 was 3% higher than the second quarter of 2004 and 10% higher than the first half of 2004. Consolidated Gold Institute cash costs at Sadiola and Yatela were $276 per ounce in the second quarter of 2005 and $278 per ounce year-to-date versus $245 per ounce and $243 per ounce in the same periods for 2004. Costs have increased as a result of higher costs for fuel, supplies and labour.

Sadiola Mine (IAMGOLD interest - 38%)
Summarized Results
100% Basis
	2005		2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	5,710	4,600	4,770	3,050	3,650	4,070
Ore milled (000t)	1,170	1,180	1,360	1,330	1,300	1,160
Head grade (g/t)	4.2	3.6	3.8	3.5	3.8	3.9
Recovery (%)	82	80	77	70	74	80

Gold production - 100% (000 oz)	113	101	123	101	117	117
Gold sales - 100% (000 oz)	110	102	121	103	116	118

Gold revenue ($/oz)*	427	429	440	410	411	418
Direct cash costs ($/oz)**	282	295	245	248	234	210
Production taxes ($/oz)**	25	26	25	24	23	25
Total cash costs ($/oz)**	307	321	270	272	257	235
Stockpile adjustments ($/oz)**	(46)	(33)	(15)	(4)	(15)	(15)
GI cash cost ($/oz)**	261	288	255	268	242	220

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Mining operations at Sadiola performed well during the quarter with total tonnes mined exceeding 5.7 million, in part due to the delivery of new excavators and drill rigs and to an increase in the number of hours worked per week. Tonnages milled during the second quarter were lower than budgeted due to significant downtime caused by bearing failures on the primary and regrind mills. Production was adversely affected only slightly as higher grade ores were fed to the mill to supplement production. The forecast production for the year for Sadiola remains unaffected at 445,000 ounces.

Direct cash costs, at $31.9 million, were higher than the $29.6 million recorded during the first quarter due to the higher level of tonnes mined. Gold Institute cash costs were lower than direct cash costs as a significant portion of the increased mining costs were booked to the ore stockpile rather than charged to current production.

The pilot plant work to study the feasibility of recovering and recyclying the cyanide used in the process leach circuit concluded during the quarter with favourable results. An additional study is currently being carried out looking at the economics of paste tailings. A decision will be made by year end on whether to proceed with one or both of these processes. The pre-feasibility on the deep sulphides is progressing well with results expected during the fourth quarter.

Additions to capital assets at Sadiola amounted to $4.3 million for the second quarter of 2005 and $9.9 million year-to-date. $3.1 million of the year-to-date amount was spent on the purchase of mining equipment, $4.7 million for the demolition of the original construction camp and the planned relocation of the workers to a 115 house extension of the mine village, and the remainder was spent on a variety of smaller capital projects and $0.4 million on the cyanide project. Exploration expenditures for the second quarter amounted to $1.5 million and $2.3 million year-to-date, of which $1.0 million was spent on FE3 and FE4 drilling and $0.4 million was spent on the deep sulphides project.

During the quarter, Sadiola made a profit distribution of $11.0 million, with IAMGOLD’s share being $4.2 million. An additional profit distribution of $10.0 million, of which IAMGOLD’s share is $3.8 million, is expected to be received in each of the third and fourth quarters. Operating cash flow at Sadiola for the second quarter was $4.2 million and $9.5 million year-to-date.

Yatela Mine (IAMGOLD interest - 40%)
Summarized Results
100% Basis
	2005		2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	4,250	4,200	5,470	3,270	4,960	7,420
Ore crushed (000t)	800	810	830	640	760	640
Head grade (g/t)	2.5	2.6	3.2	3.6	3.4	3.6
Gold stacked (oz)	64	68	86	73	81	74

Gold production - 100% (000 oz)	57	58	70	59	62	51
Gold sales - 100% (000 oz)	55	62	65	59	71	46

Gold revenue ($/oz)*	428	428	438	402	395	405
Direct cash costs ($/oz)**	283	248	286	225	283	335
Production taxes ($/oz)**	26	29	25	25	28	22
Total cash costs ($/oz)**	309	277	311	250	311	357
Cash cost adjustments ($/oz)**	(3)	(9)	(32)	(11)	(61)	(72)
GI cash cost ($/oz)**	306	268	279	239	250	285

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Gold production for the second quarter was in line with the first quarter but 8% lower than that achieved during the second quarter of 2004. The grade stacked during the quarter was 31% lower than the reserve grade of 3.6 g/t for the Yatela pit. Access to better grade ores has now been achieved and the head grade of the stacked ore should now start to show improvement. The rainy season has commenced and rain received to the end of June has been normal. The pit remains reasonably dry and little disruption to operations has occurred as a result of the rains.

Direct cash costs for the quarter were $16.0 million, which is higher than the $14.3 million recorded in the first quarter. This is primarily a result of higher contractor mining and fuel costs. Gold Institute cash costs of $306 per ounce were 14% higher than the first quarter of 2005.

Capital expenditures at Yatela totaled $2.1 million for the second quarter of 2005 and $4.6 million year-to-date. Of the year-to-date amount, $4.2 million was spent on the expansion of the leach pads.

During the quarter, Yatela made loan repayments of $10.3 million, with IAMGOLD’s share being $3.3 million. Operating cash flow at Yatela for the second quarter was $1.1 million and $4.5 million year-to-date.

Working Interests

	Three Months Ended		Six Months Ended
($ 000’s)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Tarkwa	$3,722	$1,506	$9,000	$3,693
Damang	$163	$1,442	$607	$3,371
Earnings from working interests	$3,885	$2,948	$9,607	$7,064

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine.

Earnings improved 32% in the second quarter of 2005 and 36% year-to-date over the same periods in 2004 as a result of higher gold prices, increased production at Tarkwa due to the new mill and a non-cash and non-recurring increase to earnings in the first quarter relating to future taxes at Tarkwa and Damang of $2.1 million (IMG share) as a result of a general reduction of effective tax rates in Ghana from 35% to 29%. This improvement is offset by a reduction in production at Damang as the ore grade at Damang has reduced as was expected.

Tarkwa Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis
	2005		2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	21,870	21,120	18,690	20,780	18,520	16,270
Heap Leach:
Ore crushed (000t)	4,220	4,070	4,910	4,090	3,840	4,160
Head grade (g/t)	1.3	1.2	1.2	1.3	1.4	1.4
Gold stacked (000 oz)	175	150	158	175	179	193
Recovery (%)	77	80	82	81	74	73
Gold production (000 oz)	136	126	140	125	123	137
CIL:
Ore milled (000t)	1,180	1,160	850	-	-	-
Head grade (g/t)	1.7	1.8	1.7	-	-	-
Recovery (%)	98	97	96	-	-	-
Gold production (000 oz)	63	59	28	-	-	-
Total gold production & sales - 100% (000 oz)	199	185	168	125	123	137

Gold revenue ($/oz)*	429	428	434	401	395	407
Direct cash costs ($/oz)**	237	223	220	274	269	244
Production taxes ($/oz)**	13	13	13	12	12	12
Total cash costs ($/oz)**	250	236	233	286	281	256
Gold-in-process adjustments ($/oz)**	5	2	3	(25)	(20)	(8)
GI cash cost ($/oz)**	254	238	236	261	261	248

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Stable operations continued in all areas at Tarkwa for the second quarter and resulted in record levels of gold production and tonnages mined. Second quarter gold production was 8% higher than that of the first quarter due to higher ore crushed and higher headgrades in the heap leach operation.

Direct cash costs for the quarter were $47.1 million, which is higher than the $41.3 million recorded in the first quarter. This is a result of the increase in tonnes mined, increased fuel costs and increased maintenance costs due to the high mining volumes. Gold Institute cash costs of $254 per ounce were 7% higher than the first quarter due to the higher levels of stripping being achieved at the site.

Capital expenditures were $15.8 million during the second quarter and $26.0 million year-to-date. $12.1 million of the year-to-date amount was spent on new heap leach facilities, $2.6 million was spent on the mill, $2.3 million was spent on the purchase of haul trucks and the remaining $9.0 million was spent on other smaller capital projects.

During the quarter, Tarkwa made a profit distribution of $25.0 million, with IAMGOLD’s share being $4.7 million. Cash balances at Tarkwa as at June 30, 2005 were $66.4 million.

Damang Mine (IAMGOLD interest - 18.9%)
Summarized Results
100% Basis
	2005		2004
	2nd Qtr	1st Qtr	4th Qtr	3rd Qtr	2nd Qtr	1st Qtr
Tonnes mined (000t)	3,810	3,120	1,910	2,750	3,630	3,980
Ore milled (000t)	1,260	1,260	1,350	1,340	1,390	1,300
Head grade (g/t)	1.5	1.4	1.7	1.8	2.1	2.0
Recovery (%)	92	91	91	90	90	90

Gold production & sales - 100% (000 oz)	58	54	66	69	83	78

Gold revenue ($/oz)*	428	429	432	399	395	406
Direct cash costs ($/oz)**	330	302	218	212	200	210
Production taxes ($/oz)**	13	13	13	12	12	12
Total cash costs ($/oz)**	343	315	231	224	212	222
Gold-in-process adjustments ($/oz)**	0	30	(3)	13	(6)	(5)
GI cash cost ($/oz)**	343	345	228	237	206	217

*	Gold revenue is calculated as gold sales divided by ounces of gold sold.
**	Cash costs per ounce are non-GAAP measures. Please refer to the Supplemental Information attached to the Management’s Discussion and Analysis for a reconciliation to GAAP.

Operations at Damang performed well for the quarter with gold production of 58,000 ounces. During the quarter, Damang received dual citations for being 1) the mine with the best safety record, and 2) the mine achieving the highest standard of environmental compliance in Ghana.

During the quarter, a deepening of the main pit was approved requiring a capital expenditure of $44 million, primarily for waste stripping. The deepening of the pit will access approximately 700,000 ounces of additional gold and will extend the mine life to 2011.

Direct cash costs for the quarter were $19.2 million, which is higher than the $16.3 million spent during the first quarter. The higher costs reflect the increased production and higher tonnes mined. Gold Institute cash costs were $343 per ounce, which is comparable to the first quarter.

Capital expenditures were $2.6 million for the quarter and $5.9 million year-to-date, which was spent on a variety of small capital projects.

Cash balances at Damang as of June 30, 2005 were $31.6 million.

Royalty Interests

	Three Months Ended		Six Months Ended
($ 000’s)	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Gold Royalties
Revenue	$817	$664	$1,523	$1,201
Amortization	544	419	888	750

Diamond Royalties
Revenue	1,457	1,518	3,014	2,508
Amortization	782	805	1,600	1,326

Earnings from Royalty Interests	$948	$958	$2,049	$1,633

Earnings from royalty interests in the second quarter of 2005 is comparable to the second quarter of 2004 and is 25% higher year-to-date as a result of increased gold prices and increased production at Diavik. Revenue was recorded from the following gold royalty interests for the second quarter of 2005: the Williams mine in northern Ontario; the Limon mine in Nicaragua; the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

Corporate Administration and Other

Corporate administration, excluding corporate transaction costs at $2.1 million for the quarter and $3.9 million year-to-date, were 7% lower than the second quarter in 2004 and 4% lower than 2004 year-to-date. Corporate transaction costs were nil in the second quarter and $0.1 million year-to-date in comparison to $5.7 million and $6.2 million for the same periods in 2004. 2004 transaction costs represent costs associated with the proposed business combination with Wheaton River Minerals.

During the second quarter, the remaining balance of Cdn$0.5 million for the Kinbauri settlement was paid. As a result, a reduction to expenses of $0.4 million was recorded during the quarter representing an overaccrual for the remaining settlement amount.

Exploration expenditures were 73% higher and 51% higher than the respective periods in 2004. In 2004, a higher proportion of expenditures were incurred in the third and fourth quarters. Budgeted exploration expenditures for the full 2005 year are $8.9 million versus the $7.8 million spent in 2004.

In 2004, earnings were augmented by the sale of a loan for proceeds of $1.8 million, resulting in a gain of $1.1 million which was included in investment income.

Exploration

Ecuador

Quimsacocha Project

At IAMGOLD’s 100% owned gold-copper discovery in southern Ecuador, three diamond drills have been working during the quarter and to the end of June a total of 16,800 metres of drilling has been completed this year. Most of this work has been carried out in the D1 and Loma Larga zones and the drilling has now successfully demonstrated that in fact these zones are respectively the northern and southern parts of a single continuous body.

Metallurgical test results from Quimsacocha are expected in mid-August and a resource calculation should be completed by the end of October. The exploration budget for Quimsacocha in 2005 is $3.9 million which includes 21,000m of diamond drilling but it is now anticipated that this meterage will be exceeded.

Argentina

Reverse circulation drill programs have been completed at Dos Lagunas, Los Menucos and Cañadon del Moro, all of which are epithermal gold targets. Mineralization was encountered in all three drill programs and the company is now seeking joint venture partners for the projects.

Brazil

A 2,000m diamond drill program commenced in the second quarter on a number of targets in the south of the country. Only a few assay results have been received to date and the full results will be reported on completion of the drilling, which is expected to be in September.

Senegal

A 10,000m rotary air blast drill program and a 2,000m diamond drill program were completed at the Bambadji property in eastern Senegal in early July. The results are being assessed prior to determining the next course of action.

Mali

Reconnaissance exploration has been carried out on two exploration prospecting permits in southern Mali and as a result one of these permits has been dropped. Follow up exploration will be carried out on the other permit.

Cash Flow

Operating cash flow was $5.7 million for the second quarter of 2005 and $14.2 million year-to-date compared to negative $6.3 million and negative $0.5 million for the same periods in 2004. In respect of investing activities, $2.8 million was invested in the Sadiola and Yatela operations during the quarter and $6.2 million year-to-date.

Liquidity and Capital Resources

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

Working Capital

The Company’s consolidated working capital position is set out below (in $ millions):

	June 30, 2005	December 31, 2004
Working Capital	$112.5	$102.6
Current Ratio	8.9	5.7

Cash

Consolidated cash balances totaled $40.1 million at June 30, 2005 compared to $37.4 million at year-end 2004, and can be segmented as follows (in $ millions):

	June 30, 2005	December 31, 2004
Corporate cash	$29.6	$26.3
Joint venture cash	10.5	11.7
Total	$40.1	$37.4

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Corporate cash increased by $9.9 million in the second quarter of 2005 and $3.3 million year-to-date compared to a decrease of $13.0 million and $16.3 million in the same periods of 2004. Cash flows that determined this decrease can be shown as below (in $ millions):

The above cash balances exclude the Company’s proportionate share of cash balances held at the Tarkwa and Damang mines which would equate to $12.5 million and $6.0 million respectively as at June 30, 2005 and $8.3 million and $7.6 million respectively as at June 30, 2004.

	Three Months Ended		Six Months Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Inflows
Tarkwa cash receipts	$4.7	$-	$4.7	$-
Sadiola cash receipts	4.2	1.5	4.2	4.2
Royalties received, net of withholding taxes and gold bullion receipts	2.0	1.9	3.8	3.3
Share issuances, net of share issue costs	2.4	-	3.5	0.5
Yatela cash receipts	3.3	-	3.3	-
Interest income	0.2	0.4	0.4	0.6
Proceeds from sale of marketable securities and loans receivable	-	-	-	1.8
	$16.8	$3.8	$19.9	$10.4
Outflows
Dividends	$-	$-	$7.3	$6.7
Exploration	3.5	2.0	4.6	3.1
Corporate administration	1.9	2.4	3.5	3.9
Kinbauri settlement	0.4	-	0.4	-
Corporate transaction costs	-	2.8	0.1	3.3
Investment in Tarkwa	-	9.0	-	9.0
Foreign exchange loss on cash balances	-	0.3	-	0.5
Other	1.1	0.2	0.7	0.2
	$6.9	$16.8	$16.6	$26.7
Net inflow (outflow)	$9.9	$(13.0)	$3.3	$(16.3)

Gold Bullion

At June 30, 2005, the accumulated gold bullion balance is 147,542 ounces at an average cost of $328 per ounce. The market value of the bullion was $64.5 million using a June 30, 2005 gold price of $437 per ounce.

• • • •

Some of the disclosures included in this interim report for the second quarter of 2005 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.

The Corporation’s auditors have not reviewed the contents of this MD&A or the accompanying financial statements.

As at August 10, 2005, the number of shares issued and outstanding of the Corporation was 147.1 million.

For further information contact:

Joseph F. Conway	Grant A. Edey
President & Chief Executive Officer	Chief Financial Officer
Tel: (416) 360-4710	North America Toll-Free: 1 (888) IMG-9999	Fax: (416) 360-4750

Please note:

This entire press release may be accessed via fax, email, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s email press release list, please contact us at info@iamgold.com.

Supplemental Information to the Management’s Discussion and Analysis

Non-GAAP Performance Measures

The Company has included cash cost per ounce data, which are non-GAAP performance measures, in order to provide investors with information about the cash generating capabilities and profitability of the Company’s mining operations and comparability to other gold producers. The Company reports total cash cost per ounce wherein the cash cost equals the sum of operating costs inclusive of production-based taxes and management fees. The Company also reports Gold Institute cash cost per ounce data in accordance with the Gold Institute Standard, which the Company believes most gold producers follow. GI cash cost equals total cash cost, as described previously, adjusted for the inclusion of certain cash costs incurred in prior periods or the exclusion of certain cash costs incurred in the current period related to future production such as stockpiling, gold in process and stripping costs. These measures differ from measures determined in accordance with GAAP and should not be considered in isolation or as a substitute for measures of performance or liquidity prepared in accordance with GAAP. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

(in $000's except where noted)	2005		2004
	Q2	Q1	Q4	Q3	Q2	Q1
Net earings from joint ventures and working interests:
Sadiola	$1,633	$1,428	$3,154	$2,327	$3,143	$3,847
Yatela	869	1,789	1,980	2,009	1,240	(110)
Tarkwa	3,372	5,278	2,744	1,304	1,506	2,187
Damang	163	444	1,110	927	1,442	1,929

As per segmented information note to financial statements	$6,037	$8,939	$8,988	$6,567	$7,331	$7,853
Sadiola (38% proportionate share):
Gold revenue	$17,855	$16,597	$20,193	$16,084	$18,173	$18,728
Mining costs:
Total cash costs	(13,201)	(12,260)	(12,606)	(10,468)	(11,475)	(10,449)
Stockpile movement	1,987	1,273	678	168	693	652
Gold Institute cash costs	(11,214)	(10,987)	(11,928)	(10,300)	(10,782)	(9,797)
Change in bullion inventory	147	(38)	127	(16)	1	71
Exploration expensed	(181)	(62)	(10)	(6)	(27)	(43)
Foreign exchange and interest	(1,157)	(774)	(1,399)	(113)	(261)	(692)
Other non-cash adjustments	131	342	99	100	100	99
	(1,060)	(532)	(1,183)	(35)	(187)	(565)
Mining costs	(12,274)	(11,519)	(13,111)	(10,335)	(10,969)	(10,362)
	5,581	5,078	7,082	5,749	7,204	8,366
Depreciation	(3,094)	(2,900)	(2,863)	(2,455)	(2,770)	(2,694)
Income taxes	(854)	(750)	(1,065)	(967)	(1,291)	(1,825)
Net earnings from Sadiola	$1,633	$1,428	$3,154	$2,327	$3,143	$3,847
Gold production -- 100% (000 oz)	113	101	123	101	117	117
Gold production -- 38% (000 oz)	43	38	47	38	44	45
Total cash costs per ounce -- ($/oz)	$307	$321	$270	$272	$257	$235
Gold Institute cash costs per ounce -- ($/oz)	$261	$288	$255	$268	$242	$220

(in $000's except where noted)	2005		2004
	Q2	Q1	Q4	Q3	Q2	Q1
Yatela (40% proportionate share):
Gold revenue	$9,410	$10,633	$11,400	$9,553	$11,155	$7,377
Mining costs:
Total cash costs	(6,998)	(6,374)	(8,669)	(5,949)	(7,696)	(7,292)
Cash cost adjustments:
Stockpile movement	(1,741)	(429)	1,731	695	455	1,173
Deferred stripping	1,766	249	(1,253)	(600)	508	54
Gold in process	49	382	415	166	538	250
	74	202	893	261	1,501	1,477
Gold Institute cash costs	(6,924)	(6,172)	(7,776)	(5,688)	(6,195)	(5,815)
Change in bullion inventory	255	(611)	612	-	(1,228)	572
Exploration expensed	-	-	10	(5)	(51)	-
Foreign exchange and interest	(222)	(214)	34	(37)	(166)	(131)
Othe non-cash adjjustments	150	(20)	804	147	179	178
	183	(845)	1,460	105	(1,266)	619
Mining costs	(6,741)	(7,017)	(6,316)	(5,583)	(7,461)	(5,196)
	2,669	3,616	5,084	3,970	3,694	2,181
Depreciation	(1,800)	(1,827)	(3,104)	(1,961)	(2,454)	(2,291)
Net earnings (loss) from Yatela	$869	$1,789	$1,980	$2,009	$1,240	$(110)
Gold production -- 100% (000 oz)	57	58	70	59	62	51
Gold production -- 40% (000 oz)	23	23	28	24	25	20
Total cash costs per ounce -- ($/oz)	$309	$277	$311	$250	$311	$357
Gold Institute cash costs per ounce -- ($/oz)	$306	268	$279	$239	$250	$285
Tarkwa (18.9% proportionate share):
Gold revenue	$16,154	$14,954	$13,780	$9,452	$9,182	$10,557
Mining costs:
Total cash costs	(9,384)	(8,253)	(7,395)	(6,745)	(6,532)	(6,659)
Gold in process	(182)	(76)	(101)	594	455	207
Gold Institute cash costs	(9,566)	(8,329)	(7,496)	(6,151)	(6,077)	(6,452)
Interest income (expense)	136	129	77	76	(12)	75
Mining costs	(9,430)	(8,200)	(7,419)	(6,075)	(6,089)	(6,377)
	6,724	6,754	6,361	3,377	3,093	4,180
Depreciation	(1,898)	(2,201)	(2,072)	(1,330)	(812)	(759)
Income taxes	(1,454)	725	(1,545)	(743)	(775)	(1,234)
Net earnings from Tarkwa	$3,372	$5,278	$2,744	$1,304	$1,506	$2,187
Gold production -- 100% (000 oz)	199	185	168	125	123	137
Gold production -- 18.9% (000 oz)	37	35	32	24	23	26
Total cash costs per ounce -- ($/oz)	$250	$236	$233	$286	$281	$256
Gold Institute cash costs per ounce -- ($/oz)	$254	$238	$236	$261	$261	$248

(in $000's except where noted)	2005		2004
	Q2	Q1	Q4	Q3	Q2	Q1
Damang (18.9% proportionate share):
Gold revenue	$4,713	$4,367	$5,431	$5,205	$6,162	$6,002
Mining costs:
Total cash costs	(3,779)	(3,209)	(2,906)	(2,929)	(3,308)	(3,287)
Gold in process	(4)	(311)	40	(169)	89	75
Gold Institute cash costs	(3,783)	(3,520)	(2,866)	(3,098)	(3,219)	(3,212)
Exploration expensed	(63)	(74)	(69)	(106)	(95)	(105)
Interest income (expense)	110	48	9	3	11	4
Mining costs	(3,736)	(3,546)	(2,926)	(3,201)	(3,303)	(3,313)
	977	821	2,505	2,004	2,859	2,689
Depreciation	(481)	(381)	(466)	(483)	(644)	(606)
Income taxes	(333)	4	(929)	(594)	(773)	(154)
Net earnings from Damang	$163	$444	$1,110	$927	$1,442	$1,929
Gold production -- 100% (000 oz)	58	54	66	69	83	78
Gold production -- 18.9% (000 oz)	11	10	12	13	16	15
Total cash costs per ounce -- ($/oz)	$343	$315	$231	$224	$212	$222
Gold Institute cash costs per ounce -- ($/oz)	$343	$345	$228	$237	$206	$217

Weighted Average Cash Costs
Total cash costs -- IMG share	$33,362	$30,096	$31,576	$26,091	$29,011	$27,687
Gold Institute cash costs, total -- IMG share	$31,487	$29,008	$30,066	$25,237	$26,273	$25,276
Attributable production (000 oz)	114	106	119	99	108	106
Total cash costs per ounce -- ($/oz)	$292	$283	$266	$264	$268	$262
Gold Institute cash costs per ounce -- ($/oz)	$275	$273	$253	$255	$243	$239

Consolidated Statements of Earnings and Retained Earnings

(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2005
	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Revenue:
Gold sales	$27,265	$29,328	$54,495	$55,433
Royalties	2,274	2,182	4,537	3,709
	29,539	31,510	59,032	59,142
Expenses:
Mining costs, excluding depreciation and depletion	19,015	18,430	37,551	33,988
Depreciation and depletion	4,894	5,224	9,621	10,209
Amortization of royalty interests	1,326	1,224	2,488	2,076
	25,235	24,878	49,660	46,273
	4,304	6,632	9,372	12,869
Earnings from working interests	3,535	2,948	9,257	7,064
	7,839	9,580	18,629	19,933
Other expenses(income):
Corporate administration	2,095	2,257	3,910	4,089
Corporate transaction costs	1	5,718	140	6,214
Provision for litigation	(381)	-	(381)	-
Exploration	3,489	2,016	4,646	3,084
Foreign exchange	(194)	43	(350)	-
Investment income	(212)	(356)	(387)	(1,680)
	4,798	9,678	7,578	11,707
Earnings before income taxes	3,041	(98)	11,051	8,226
Income taxes (recovery):
Current	1,186	931	2,122	2,317
Future	(520)	(1,651)	(1,189)	(1,895)
	666	(720)	933	422
Net earnings	2,375	622	10,118	7,804
Retained earnings, beginning of period	50,140	38,064	42,397	38,064
Retained earnings, end of period	$52,515	$38,686	$52,515	$45,868

Number of common shares
Average outstanding during period	146,482,000	145,481,000	146,075,000	145,511,000
Outstanding at end of period	146,796,000	145,536,000	146,796,000	145,551,000

Net earnings per share - basic and diluted	$0.02	$-	$0.07	$0.05

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheet

(unaudited)
(United States Dollars in 000’s, except per share data)

As at June 30, 2005
	As at	As at
	June 30, 2005	Dec. 31, 2004
ASSETS
Current assets:
Cash and cash equivalents (note 1)	$40,135	$37,380
Gold bullion(market value $64,491; Dec. 31, 2004 - $63,880) (note 2)	48,437	48,056
Accounts receivable and other	27,134	27,330
Inventories	11,053	11,605
	126,759	124,371
Marketable securities	1,285	1,285
Ore stockpiles	17,972	16,883
Long-term receivables	6,127	6,861
Working interests	97,009	92,476
Royalty interests	54,731	57,219
Mining interests	71,438	72,825
Other assets	1,309	1,196
Goodwill	74,886	74,886
	$451,516	$448,002
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued liabilities	$14,306	$21,809
Long-term liabilities:
Non-recourse loans payable (note 3)	8,946	10,437
Future income tax liability	16,948	18,464
Asset retirement obligations	5,539	5,549
	45,739	56,259
Shareholders' equity:
Common shares (Issued: 146,796,000 shares) (note 4)	348,688	343,957
Stock-based compensation (note 4(b))	4,855	5,675
Share purchase loans	(281)	(286)
Retained earnings	52,515	42,397
	405,777	391,743
	$451,516	$448,002

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

(unaudited)
(United States Dollars in 000’s, except per share data)

For the period ended June 30, 2005
	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Operating activities:
Net income	$2,375	$622	$10,118	$7,804
Items not affecting cash:
Earnings from working interests, net of dividends	1,190	(2,948)	(4,532)	(7,064)
Depreciation, depletion and amortization	6,233	6,465	12,138	12,318
Deferred revenue	-	(413)	-	(827)
Future income taxes	(520)	(1,651)	(1,189)	(1,895)
Stock-based compensation	209	436	398	756
Loss (gain) on sale of marketable securities and long-term receivables	-	1	-	(1,120)
Unrealized foreign exchange losses (gains)	(225)	(303)	(332)	(524)
Change in non-cash operating working capital
Current	(3,516)	(7,493)	(1,506)	(7,268)
Long-term	(66)	(979)	(882)	(2,670)
	5,680	(6,263)	14,213	(490)
Financing activities:
Issue of common shares, net of issue costs	2,371	26	3,537	563
Dividends paid	-	-	(7,276)	(6,725)
Repayments of non-recourse loans	(1,703)	(600)	(1,707)	(603)
	668	(574)	(5,446)	(6,765)
Investing activities:
Mining interests	(2,805)	(2,506)	(6,223)	(4,626)
Note receivable	806	72	734	24
Distributions received (paid) from (to) working interests	-	(9,034)	-	(9,034)
Purchase of gold bullion	(169)	(222)	(381)	(384)
Proceeds from disposition of marketable securities and long-term receivables	-	-	-	1,833
Other assets	(138)	15	(142)	-
	(2,306)	(11,675)	(6,012)	(12,187)
Increase (decrease) in cash and cash equivalents	4,042	(18,512)	2,755	(19,442)
Cash and cash equivalents, beginning of period	36,093	65,745	37,380	66,675
Cash and cash equivalents, end of period	$40,135	$47,233	$40,135	$47,233
Supplemental cash flow information:
Interest paid	$7	$78	$47	$78
Income taxes	1,186	931	2,122	2,317

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Statements
(unaudited)
(Tabular amounts in thousands of United States Dollars except per share data)

For the period ended June 30, 2005

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2004 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2004. The results of operations for the six-month period are not necessarily indicative of the results to be expected for the full year.

1.	Cash and Cash Equivalents:

	June 30, 2005	Dec. 31, 2004
Corporate	$29,625	$26,260
Joint ventures	10,510	11,120
	$40,135	$37,380

2.	Gold Bullion:

As at June 30, 2005, the Company held 147,542 ounces of gold bullion at an average cost of $328 per ounce. The market value of this gold bullion, based on the market close price of $437 per ounce was $64,491,000.

3.	Non-Recourse Loans Payable:

	June 30, 2005	Dec. 31, 2004
Yatela loans	$8,946	$10,437
Note receivable from the Government of Mali, included in long-term receivables	5,877	6,611
Net Yatela obligation	$3,069	$3,826

4.	Share Capital:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

	Number of Shares	Amount
Issued and outstanding, December 31, 2004	145,761,646	$343,957
Exercise of options	1,002,491	4,524
Share bonus issued	9,890	68
Share purchase plan	21,544	139
Issued and outstanding, June 30, 2005	146,795,571	$348,688

(a)	Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company’s share option plan as of June 30, 2005 and changes during the six months then ended is presented below. All exercise prices are denominated in Canadian dollars.

	Options	Weighted Average Exercise Price
Outstanding, beginning of period	5,691,899	$5.78
Granted	225,000	8.01
Exercised Q1, 2003	(1,002,491)	4.30
Forfeited	(167,665)	8.26
Outstanding, June 30, 2005	4,746,743	$6.11
Options exercisable, June 30, 2005	3,680,243	$5.48

(b)	Stock-based compensation:

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company’s common stock of 37%; and a weighted average expected life of these options of 4 or 8 years. The estimated fair value of the options is expensed over the options’ vesting period of 3 years.

For the six months ended June 30, 2005, $260,000 was recorded as compensation expense relating to the following options:

Year of Grant/ Modification	# of Options	Weighted Average Exercise (Cdn$) Price	Total Weighted Average Fair Value	June 30, 2005 Expense
2002	212,333	$7.42	$2.52	$2
2003	510,001	7.60	1.42	(13)
2004	671,667	9.02	2.10	200
2005	225,000	8.01	1.98	71
	1,619,001	$8.17	$1.85	$260

The Company awarded 22,173 restricted common shares to certain executives of the Company under the Company’s share bonus plan in 2004. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the six months ended June 30, 2005, $30,000 was recorded as compensation expense relating to the restricted share awards. The Company also awarded 6,000 shares to non-executive board members under the Company’s share bonus plan in 2005. For the six months ended June 30, 2005, $39,000 was recorded as compensation expense related to the share bonuses to directors.

5.	Segmented Information:

(a)	The Company’s assets, liabilities, revenue and expenses allocated to the appropriate reporting segments identified by the Company are as follows:

Balance sheet:

June 30, 2005	Joint Venture and Working Interests	Royalties	Corporate	Total
Cash and gold bullion	$10,510	$-	$78,062	$88,572
Other current assets	36,123		2,064	38,187
Long-term assets	95,286	70,457	2,845	168,588
Long-term assets related to working interests	156,169	-	-	156,169
	$298,088	$70,457	$82,971	$451,516
Current liabilities	$11,906	$-	$2,400	$14,306
Long-term liabilities	16,198	21,220	(5,985)	31,433
	$28,104	$21,220	$(3,585)	$45,739
December 31, 2004
Cash and gold bullion	$11,120	$-	$74,316	$85,436
Other current assets	36,095	-	2,840	38,935
Long-term assets	96,319	72,351	2,730	171,400
Long-term assets related to working interests	152,231	-	-	152,231
	$295,765	$72,351	$79,886	$448,002
Current liabilities	$10,443	$-	$11,366	$21,809
Long-term liabilities	17,710	22,966	(6,226)	34,450
	$28,153	$22,966	$5,140	$56,259

Statement of earnings:

Earnings from working interests for the three months ended June 30, 2005 of $3,535,000 (2004 - $2,948,000) and for the six months ended June 30, 2005 of $9,257,000 (2004 - $7,064,000) has been presented above in its separate components.

Three months ended June 30, 2005	Joint Venture And Working Interests	Royalties	Corporate	Total
Revenues	$48,132	$2,274	$-	$50,406
Operating costs of mine	30,803	-	-	30,803
Depreciation, depletion and amortization	7,274	1,326	13	8,613
Exploration expense	244	-	3,489	3,733
Other expense	1,326	(295)	1,774	2,805
Interest and investment expense (income), net	(193)	-	(183)	(376)
Income taxes	2,641	(332)	144	2,453
Net earnings (loss)	$6,037	$1,575	$(5,237)	$2,375
Three months ended June 30, 2004
Revenues	44,672	2,182	-	46,854
Operating costs of mine	27,221	-	-	27,221
Depreciation, depletion and amortization	6,680	1,224	17	7,921
Exploration expense	173	-	2,016	2,189
Other expense	377	(391)	8,347	8,333
Interest and investment expense (income), net	56	-	(316)	(260)
Income taxes	2,839	(370)	(1,641)	828
Net earnings (loss)	$7,326	$1,719	$(8,423)	$622
Six months ended June 30, 2005
Revenues	$94,683	$4,537	$-	$99,220
Operating costs of mine	60,138	-	-	60,138
Depreciation, depletion and amortization	14,582	2,488	29	17,099
Exploration expense	380	-	4,646	5,026
Other expense	2,268	(439)	3,680	5,509
Interest and investment expense (income), net	(323)	-	(338)	(661)
Income taxes	2,662	(999)	328	1,991
Net earnings (loss)	$14,976	$3,487	$(8,345)	$10,118
Six months ended June 30, 2004
Revenues	$87,336	$3,709	$-	$91,045
Operating costs of mine	51,577	-	-	51,577
Depreciation, depletion and amortization	13,030	2,076	33	15,139
Exploration expense	321	-	3,084	3,405
Other expense	1,147	(655)	10,845	11,337
Interest and investment expense (income), net	31	-	(1,605)	(1,574)
Income taxes	6,052	(976)	(1,719)	3,357
Net earnings (loss)	$15,178	$3,264	$(10,638)	$7,804

(b)	The Company’s share of joint venture cash flows for the periods ended June 30, 2005 is as follows:

	Three months ended		Six months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Cash flows from (used in) operations	$5,306	$(990)	$14,030	$6,256
Cash flows from (used in) financing	(1,703)	(600)	(1,707)	(603)
Cash flows from (used in) investments	(1,999)	(2,434)	(5,489)	(4,602)

6.	Contingencies and Commitments:

(a)
In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company’s share is $5.9 million. In 2004, Sadiola paid approximately $5.2 million, of which the Company’s share is $2.0 million, as a deposit towards the assessment. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit. As of December 2004, the Department of Taxation has withdrawn or abandoned significant portions of the audit claims. The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a resolution of the remaining audit claims and to achieve greater certainty regarding tax and customs matters going forward. The mines may also elect to commence arbitration to enforce their rights under the original Convention Agreements with the Government of Mali.